November 30, 2020

Mr. Tim Buchmiller and Ms. Celeste Murphy
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re:                 Chemed Corp.
Form 10-K for Fiscal Year Ended December 31, 2019
Filed February 26, 2020
File No. 001-08351

Dear Mr. Buchmiller and Ms. Murphy:

On behalf of Chemed Corporation (the “Company”), this letter is sent in response to your office’s comment letter dated November 16, 2020.  For your convenience, our response is prefaced by the Staff’s corresponding comment in italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 13. Executive Compensation, page 27

1.
We note, from the information incorporated by reference from your proxy statement, the material increase in the grant date fair value of the option awards granted to Mr. McNamara in 2019 as compared to 2018.  Refer to Regulation S-K Item 402(b)(1)(v) and in future filings disclose how the company determines the amount for each element of compensation to pay, and to Item 402(b)(2)(ix) and in future filings disclose the factors considered in decisions to increase or decrease compensation materially, in each case if applicable.

The Company acknowledges the Staff’s comment and notes that, in determining the amount of compensation for the Company's senior executives, the Compensation/Incentive Committee (the “Compensation Committee”) takes into account numerous factors that the Company discloses in the Compensation Discussion and Analysis of its proxy statements, which include historical compensation (including base salaries, annual incentive compensation and long-term equity awards), performance of the Company as a whole (both on an absolute basis and relative to its peer group), performance of the individual business unit for which the executive is responsible (if applicable), the compensation of the Company’s senior executives compared to its peer group and other industry data, and the overall mix of compensation for senior executives (as a whole and individually).

With respect to stock options, because the Company's practice is to grant option awards in the fourth quarter of the fiscal year, after a considerable amount of the year has elapsed and after base salaries have been determined and performance share units have been granted, in determining the size of option grants, the Compensation Committee takes into account the overall mix of compensation for each senior executive based on the Company’s results for the current year and also takes into account the senior executive's performance for the current year, and issues options to appropriately balance each senior executive's compensation in the context of the entire executive compensation program.  Additionally, the Black-Scholes valuation model used to value stock options is highly dependent on the Company’s stock price. Significant variation in the stock price can lead to significant changes in the per share grant date fair value of option awards. Accordingly, grants of stock options often may vary more significantly from year to year than other elements of compensation.

In future filings, the Company will supplement its disclosure to include a discussion of these and any other relevant factors.

Please do not hesitate to reach out to me at 513-203-7461 with any additional questions.

Regards,
CHEMED CORPORATION

By:	/s/ Brian C. Judkins
Brian C. Judkins,
Vice President and Chief Legal
Officer